UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information contained in this Report on Form 6-K

Ryde Group Ltd (the “Company”) is hereby furnishing this report on Form 6-K (the “Report”) to provide the unaudited condensed consolidated financial statements of the Company for the six months ended June 30, 2025 and 2026, included as Exhibit 99.1 to this Report, the management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2025 and 2026, included as Exhibit 99.2 to this Report, and a press release dated October 8, 2026 announcing corporate updates and the financial results for the six months ended June 30, 2026 of the Company, included as Exhibit 99.3 to this Report.

This Report, including Exhibits 99.1 and 99.2 but excluding Exhibit 99.3, shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-288587) and Form S-8 (File Nos. 333-278873 and 333-284900) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2026
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025 and 2026
99.3	Press Release – Ryde Reports First Half 2026 Results
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: October 8, 2026	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer